UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowman Consulting Group Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

103002101

(CUSIP Number)

Gary Bowman

12355 Sunrise Valley Drive, Suite 520

Reston, Virginia 20191

(703) 464-1000

Copies to:

Andrew M. Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Tel: (202) 689-2800

Fax: (202) 689-2860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103002101	13D	Page 2 of 5

1.	Names of Reporting Persons. Gary Bowman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,378,095 shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,378,095 shares
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,378,095 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 9,464,625 shares of common stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 553,500 shares of common stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 7, 2021.

CUSIP No. 103002101	13D	Page 3 of 5

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Bowman Consulting Group Ltd., a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Gary Bowman.

(b), (c) Mr. Bowman is the Issuer’s Chief Executive Officer and President. The address of Mr. Bowman and the Issuer is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191. Mr. Bowman serves as Chairman of the Issuer’s Board of Directors.

(d), (e) During the past five years, Mr. Bowman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. Bowman is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

2,284,656 shares held of record by Mr. Bowman were acquired from the Issuer in connection with the Issuer’s original formation. The shares were issued to Mr. Bowman in exchange for capital contribution of $22,847.

18,596 shares held of record by Klines Mill Developers II LLC were acquired on December 31, 2018 in exchange for capital contribution of $102,178. These shares represent Mr. Bowman’s pro rata portion of the aggregate shares held of record by Klines Mill Developers II LLC.

74,843 shares were acquired from third party selling shareholder individuals between 2014 and 2018 for an aggregate consideration of $920,656.

Item 4. Purpose of the Transaction

Mr. Bowman has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Mr. Bowman may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes, Mr. Bowman may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Mr. Bowman has the sole voting and dispositive power over 2,378,095 shares of Common Stock. The Common Stock over which Mr. Bowman has sole voting and dispositive power represents 25.1% of the total shares of Common Stock outstanding.

The above calculations are based on 9,464,625 shares of Common Stock issued and outstanding, which excludes the potential exercise by the underwriters in the Issuer’s initial public offering of their option to purchase an additional 553,500 shares of Common Stock of the Issuer, as set forth in the prospectus (the “Prospectus”) of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on May 7, 2021.

(c)—(e) N/A

CUSIP No. 103002101	13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated by reference to this Item 6. Except as otherwise described in this Schedule, Mr. Bowman does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

[signature page follows]

CUSIP No. 103002101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2021

/s/ Gary Bowman
Gary Bowman